Exhibit 99.2

The Abcam / Danaher Transaction: BE HEARD BY VOTING FOR THE TRANSACTION TODAY TO HELP ENSURE A POSITIVE OUTCOME FOR ALL ABCAM SHAREHOLDERS THAT WOULD DELIVER $24 PER SHARE AT CLOSING Vote FOR a transaction that would safeguard your investment against future risk More information on the transaction, Complete the BLUE and YELLOW including details of how to vote and Forms of Proxy distributed with a copy of the Scheme Circular, can be the Scheme Circular if you are an found here: https://corporate.abcam. Abcam Shareholder. com/investors/danaher-abcam. Both leading independent proxy advisors, ISS and Glass Lewis, recommend shareholders vote FOR this transaction Over 30 potential counterparties engaged: This 39% premium to Abcam’s undisturbed share price on May 16, 2023, prior to activist agitation. the Abcam Board’s rigorous and thorough strategic review process. Committed to the U.K.: Danaher is committed to expanding its existing U.K. operations, maintaining 48% premium to Abcam’s volume Weighted Average Abcam’s Cambridge presence, and supporting Price of $16.21 for the 30-day period to May 16, 2023. Abcam’s growth. If you have any questions, or need assistance in voting, please contact Abcam’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email at ABCM@info.morrowsodali.com or the Company’s registrars, Equiniti, by calling +44 (0) 371-384-2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.